Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 24 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 23, 2006, entitled “JOHN BUCHANAN TO BE DEPUTY CHAIRMAN OF VODAFONE. PAUL HAZEN AND PENNY HUGHES TO RETIRE FROM BOARD”.

23 May 2006

JOHN BUCHANAN TO BE DEPUTY CHAIRMAN OF VODAFONE

PAUL HAZEN AND PENNY HUGHES TO RETIRE FROM BOARD

Vodafone Group Plc (“Vodafone”) announces today that, upon the conclusion of its Annual General Meeting on 25 July 2006 (“AGM”), John Buchanan will become Deputy Chairman of the Board of Directors and the Company’s Senior Independent Director, in succession to Paul Hazen who has decided to retire from the Board. John Buchanan, aged 62, has been a member of the Vodafone Board since April 2003 and is a member of the Audit Committee. He retired from BP plc in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He is Chairman of Smith & Nephew plc and a non-executive director of AstraZeneca PLC and BHP Billiton.

Paul Hazen has been a member of the Vodafone Board since June 1999 and became Deputy Chairman and Senior Independent Director in May 2000. He has served as Chairman of the Audit Committee and is a member of the Nominations & Governance Committee.

Vodafone also announces that Penny Hughes, a non-executive director since September 1998, has decided not to seek re-election at the AGM and to retire from the Board. She served on the Remuneration Committee between 2000 and 2005, becoming its Chairman in 2001, and is a member of the Audit Committee.

Lord MacLaurin of Knebworth, DL, Chairman of Vodafone, commented, “Paul Hazen has served with distinction as a non-executive director since 1999 and we thank him for his contribution, particularly as a long-serving Chairman of our Audit Committee. Penny Hughes has been a fine, active non-executive director and did an exceptional job for Vodafone when chairing our Remuneration Committee. Her contribution cannot be overstated and I wish her well in the future. The Board is delighted that John Buchanan has accepted the role of Deputy Chairman. Together with Sir John Bond, my successor, I am confident that the leadership of the Board of Vodafone is in good hands”.

Notes to Editors:

Following the AGM on 25 July, the Board of Vodafone will be:

Sir John Bond – Chairman

John Buchanan – Deputy Chairman and Senior Independent Director

Arun Sarin – Chief Executive

Thomas Geitner – CEO, New Business and Innovation

Andy Halford – Chief Financial Officer

Dr Michael Boskin – Non-executive director (Chair of Audit Committee)

Lord Broers – Non-executive director

Anne Lauvergeon – Non-executive director

Prof. Jürgen Schrempp – Non-executive director

Luc Vandevelde – Non-executive director (Chair of Remuneration Committee)

Anthony Watson – Non-executive director

Philip Yea – Non-executive director

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 24, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary